Exhibit (d)(3)

November 1, 2020

Bragg Capital Trust – FPA Queens Road Small Cap Value Fund

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

RE: Expense Limit Agreement – FPA Queens Road Small Cap Value Fund

Dear Ladies and Gentlemen:

FPA Queens Road Small Cap Value Fund, a series of the Bragg Capital Trust, (the “Fund”), a Delaware business trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund or class of shares thereof, as applicable, to the extent that the operating expenses of the Fund or class of shares thereof, as applicable, (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund or class of shares thereof, as applicable. We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund or class of shares thereof, as applicable, exceeding the expense limit and recoupment provisions set forth in Schedule A. We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for the period commencing November 1, 2020 and terminating on December 11, 2023. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

January 1, 2020

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,
	By:	First Pacific Advisors, LP

	By:	/s/ J. Richard Atwood
J. Richard Atwood, Director of FPA GP, Inc., General Partner

The foregoing agreement is hereby accepted as of November 1, 2020

By: Bragg Capital Trust, on behalf of the FPA Queens Road Small Cap Value Fund

By:	/s/ E. Lake Setzler
E. Lake Setzler, Treasurer

SCHEDULE A

FPA Queens Road Small Cap Value Fund	Expense Limit
Investor Class	1.04%
Advisor Class	0.99%
Institutional Class	0.89%

Any expenses reimbursed to the Fund by FPA are subject to possible recoupment in future years (within the three years from the date when the amount is waived or reimbursed) if such recoupment can be achieved within the lesser of the above expense limits or the then-current expense limits.